SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No. 1)*


                      American National Insurance Company
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                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   0285911056
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                                 (CUSIP Number)


Manager of Trust Division, The Moody National Bank of Galveston, P.O. Box 1139,
             Galveston, Texas 77553-1139; (409) 765-5561, ext. 5231
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


             N/A - Updating Original Filing Dated November 8, 1979
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of    Pages)

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(1)  The  remainder  of this  cover  page  shall be filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0285911056



________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     The Moody National Bank of Galveston   74-0560665

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     N/A - No purchase occurred. Reporting Person, trustee for various trusts owning securities of Issuer, is updating original filing dated November 8, 1979.

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     A National Banking Association
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
               12,379,161
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY     0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
               19,826
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

               0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


12,379,161
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     46.6%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     BK
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 0285911056


________________________________________________________________________________
Item 1.  Security and Issuer.

     Common Stock, $1.00 par value, of American National Insurance Company, a Texas life, health and accident insurance company (the "Issuer"), the principal executive offices of which are located at One Moody Plaza, Galveston, Texas 77550.

________________________________________________________________________________
Item 2.  Identity and Background.


     a.   The Moody National Bank of Galveston (the "Bank")

     b.   2302 Postoffice, Galveston, Texas 77550

     c. The sole business of the Bank is the operation of a banking business (including the operation of a trust division) in Galveston, Texas and surrounding areas.

     d. During the last five years, the Bank has not been convicted in any criminal proceeding.

     e. During the last five years, the Bank has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which proceeding resulted in the Bank's being made subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or in any finding of any violation with respect to such law.

     f.   The Bank is a national banking association.


________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

     No purchase occurred. Reporting Person, trustee for various trusts owning securities of Issuer, is updating original filing dated November 8, 1979.

________________________________________________________________________________
Item 4.  Purpose of Transaction.

         See response to Item 3.
________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

     a. The aggregate number of shares of the Issuer outstanding as of March 11, 2002 is 26,558,832, and the percentage of such shares beneficially owed by the Bank, as trustee of various trusts, is approximately 46.6%.

     b. The Bank, as trustee, has sole power to vote or to direct the vote of 12,379,161 of the Issuer's shares. The Bank has the sole power to dispose of 19,826 of such shares; such number assumes the enforceability of precatory language contained in one trust holding 9,949,585 of the Issuer's shares directing the Bank, as trustee, not to sell shares of the Issuer.

     c.   None.

     d.   Not applicable.

     e.   Not applicable.

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Bank is not a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.


         None.
________________________________________________________________________________

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


THE MOODY NATIONAL BANK OF GALVESTON



By:   /s/ Richard S. Cardner            Date:   September 11, 2002
   ---------------------------------         ------------------------
   Richard S. Cardner, Executive Vice
   President and Senior Trust Officer